Filed by Prosperity Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stellar Bancorp, Inc.

Commission File No.: 001-38280

Date: January 29, 2026

The following are excerpts from the transcript of the Q4 2025 earnings call held by Prosperity Bancshares, Inc. (“Prosperity” or the “Company”) on January 28, 2026. The excerpts contain only those portions of the transcript relating to discussions of the proposed merger of Prosperity and Stellar Bancorp, Inc. (“Stellar”).

PROSPERITY BANCSHARES, INC.

Fourth Quarter 2025 Earnings Conference Call

January 28, 2026 — 11:30 a.m. E.T.

Company Participants

Charlotte M. Rasche — Executive Vice President & General Counsel

David Zalman — Senior Chairman & Chief Executive Officer

Asylbek Osmonov — Chief Financial Officer

H.E. (Tim) Timanus, Jr. — Chairman

Kevin Hanigan — President & Chief Operating Officer

Stellar Participants

Paul Egge — Chief Financial Officer

Bob Franklin — Chief Executive Officer

Charlotte M. Rasche

Thank you. Good morning, ladies and gentlemen, and welcome to Prosperity Bancshares’ fourth quarter 2025 earnings conference call.

This call is being broadcast live on our website and will be available for replay for the next few weeks.

….

Now let me turn the call over to David Zalman.

David Zalman

Thank you, Charlotte.

We had a stellar quarter. I would like to welcome and thank everyone for listening to our fourth quarter 2025 conference call.

…

When Prosperity went public in 1998, we were a small community bank in rural Texas with less than $500 million in assets. For 27 years, we have remained disciplined and focused on the same strategy, delivering shareholder value by prioritizing low-cost core deposits, operational efficiency, sound credit quality, and growth via opportunistic M&A.

This morning’s announcement that Prosperity is acquiring Stellar Bancorp is consistent with that strategy, and this transaction marks an important milestone for the Company. Our combined Houston bank deposit rank goes from number 9 to number 5, making us the largest Texas-based bank in the market and second-largest bank by deposits in the state.

Importantly, Stellar is a well-run bank with similar credit discipline and an envious non-interest-bearing deposit mix. As a result, we view the transaction as a low-risk combination that significantly enhances our Texas footprint.

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QUESTIONS & ANSWERS

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Catherine Mealor – Analyst, KBW

Wanted to start just on the Stellar acquisition. Congratulations on that. I noticed in the slide deck, you’re using a different estimate for Stellar versus consensus. Looks like it’s about a 220 number versus a few bucks for consensus roughly. Just curious what’s driving that difference in your confidence in that level of earnings coming over from Stellar. Thanks.

David Zalman

Catherine, you probably saw their fourth quarter earnings come out. That’s really going to influence that. But Paul’s here with us today from Stellar, and I’ll let him go over it with you.

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Paul Egge

We’ve been thrilled with our growing momentum in the back half of 2025 and what that portends for 2026. We’ve been able to grow our earning assets in the back half of the year pretty meaningfully, all while maintaining and growing our core NIM. And that paints a great picture for 2026. We actually feel great about the momentum we’re taking from a growth perspective into 2026 as well.

So if you were to take 2024—or pardon me, the fourth quarter just to be simplistic, and put a kind of more normalized provision onto it and annualize it, you’d be talking about $0.55 per share EPS run rate, which would annualize to $2.20.

Now we enter 2026 with about $100 million more in interest-earning assets than our average for the fourth quarter of 2025. That’s going to help assist us and then we’ll have the first kind of full quarter benefits of the rate changes, the Fed rate cuts that occurred in the fourth quarter. So all that paints a really good picture for us to maintain and actually upside to the go-forward earnings run rate.

And then I think the last point I’d note is we assume a more normalized consensus level of net charge-off. And both us and Prosperity have a great track record of delivering meaningfully lower net charge-offs, which would drive lower levels of credit costs in potential beats to the numbers we put forth.

Catherine Mealor

And then as we think through growth moving forward, so it looks like part of that is assuming better growth at Stellar, which is great. Typically, from Prosperity, what we’ve seen with past deals is you do an acquisition, then you shrink a little bit, and that’s been part of the headwinds that we’ve seen at growth at Prosperity recently. So why is this acquisition different?

…

David Zalman

I think this is different. Bob and I have known each other for probably—romanced for 10-years plus. And again, we’re across the street so we can throw rocks at each other. So to me, it takes a lot of risk out of a transaction like this. I think we’ve talked about doing this for a lot of years. It makes a lot of sense. I think there will be efficiencies through this.

And I would say, as far as growth going forward in 2026, I would say that our plate is pretty full with the transactions that we have. I think that we’re going to primarily focus on the integration of the three banks that we have, so.

And having said that also, I think Stellar Bank is very much like our bank. So with some of the banks that we buy, we know that either their deposits are extremely high or their loans or something else wrong and we have to get rid of them. I don’t see that in the Stellar acquisition. I think that they’re very similar to us. So I feel good about that.

But again, I think our focus is really going to be taking care of our customers, taking care of our associates, and actually putting all these three deals together this year. That’ll be our main focus.

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Manan Gosalia – Analyst, Morgan Stanley

David, maybe can you help us think about the price of the acquisition; 18 times one year forward does feel a little high, but I know you mentioned the higher level of NIB and the synergies. Maybe if you can help us appreciate all the synergies and growth prospects that the combined banks have.

And also, how you think through the earn-back period; 4.5 years earn-back is a little bit higher than what you’ve done recently.

David Zalman

Yeah. I can start off and say, and I don’t know if this is a good analogy or not, but I think banks are a lot like cars. I can drive a Ford Pinto or I can drive a Range Rover. The Pinto will probably get me wherever I need to go and I can probably throw it away and not lose a bunch of money when it’s gone, or I can really enjoy and have a Range Rover that’s going to really be something and have a good resale value.

There’s a big difference in the price of things and I think some people have a harder time doing that. A bank that’s good deserves a premium price. These guys, it’s a premium bank.

And so the thing that we really look at is we say the price, but I look at it and I say, okay, in 2027, our combination will be earning $7.34 a share once we get all of this put together. And so at $7.34, if we trade just at 13 times earnings, our stock value would be $95.42. If we traded at 15 times earnings and then somebody may say, well, that’s high. Well, I would just tell you the FirstBank in Colorado went for that much. You saw these other banks. And I can tell you, I could call up any one of the midsize banks underneath Bank of America or J.P. Morgan, the guys underneath them, and they would offer us 15 times earnings probably in a New York minute, which would indicate a price—a value of our bank at least at $110 a share, so.

We paid a lot for it, but I would tell you, too, that it should be easy for anybody to see that the franchise value, not only is it accretive, but the franchise value is really enhanced by us being one of the largest banks in the Houston market.

So I think the combination of the earnings, the enhancement of the franchise value, and that’s what sometimes—I don’t know what—how do you put a price on the enhanced franchise? But I can tell you it’s significant. I think that anybody would want to probably acquire us as being one of the bigger banks in the State of Texas and the franchise that we have.

And so that’s kind of the rationale behind it. It also takes us from being a—all three of these deals, it takes us from having a 13 percent return on tangible capital. I mean, we’re looking at a 17 percent return on average tangible capital in the year 2027. So not only did I like it, not only is it pretty, the metrics make sense for all of these deals. So that’s kind of the rationale.

…

David Chiaverini – Analyst, Jeffries

…

And can you talk a little bit about the cultural fit? How did the deal come together? And why now with the deal?

David Zalman

Well, the time seems to be right. I mean, if you look in the previous administration, I think we were trying to do some bank deals and even much smaller deals. I think the last bank we took, I may be wrong, but it took us almost a year to get completed. I think that from a regulatory standpoint that the regulatory things are in place to make this happen. The timing is right. And I think it was right for us, and I think it’s right for them. It just seemed to be the right time.

David Chiaverini

And can you talk about the cultural fit? And how the deal came together?

David Zalman

Yeah. I mentioned earlier, Bob and I have known each other for, is it 20 years, Bob, or more. I mean, I would say—I said this in our meeting the other day, I said, if I got killed and ran over tomorrow and Bob took my place, I don’t think that our bank would change, our combined bank would change at all. I think that, if anything, I think they may be even more conservative than we are on the loan side and that’s hard to believe.

And so we feel we did our due diligence and we feel really good. We feel the same way about things. Again, we’ve dated and romanced for probably 10 or 20 years. And it’s not like we just saw this pretty girl cross the street, fell in love, and got married in a month. This is something that we really thought about and have thought about and talked about with each other for years and years. And the timing just seemed to be right right now, and we did it.

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Dave Rochester – Analyst, Cantor

Sounds good. I wanted to get your thoughts on the trajectory for NII and the margin through ‘26, just given the three deals you’ve got coming in. Just assuming you close Stellar June 30, can you just help us understand what you see as that path through the year? Thanks.

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Asylbek Osmonov

…

So putting all together, our kind of projection for 2026 stand-alone showing about around 350 margin for 2026. But if you add Stellar Bank together, I think the margin on Stellar about more 4.2 percent. So that will be very accretive, too.

So combined together, you can do the math. It will be looking very, very good for 2026.

David Zalman

A minimum of 3.5. A minimum of 3.5.

Asylbek Osmonov

Yeah. That’s 3.5 without Stellar.

David Zalman

Yeah. Without Stellar.

Asylbek Osmonov

Yes. So that’s looking really good.

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Janet Lee – Analyst, TD Cowen

Back to M&A, if I were to ask it in a different way. So if I look at your pro forma CET1, it will be about 13.5, which is slightly above peers, but definitely more normalized. And in the past, or at least over the five years, you’ve had CET1 running above peers.

Just given the size of the deal, which was more meaningful than the recent ones and the pro forma CET1 post the Stellar deal, does this change your appetite for M&A, whether it’s your appetite for M&A itself or the type of deals that you might be potentially looking at in the future?

David Zalman

No. Even like I mentioned a while ago, when these things are combined, you’re going to have over $600 million a year just in excess cash flow. We had excess capital that everybody was asking what we were going to do this time. Again, it wasn’t a requirement that we pay 30 percent in cash down. We did to try to utilize our capital to get a better return on our average tangible capital. And I think probably just in earnings over a couple of years, if you’ve done the ratios, Kevin, we’re back up within a year or two. Aren’t we?

Kevin Hanigan

On how fast we build our capital back? Yeah. We’ll be back in a couple of years, minimum.

David Zalman

Minimum, a couple of years, we’ll be back to exactly where we’re at.

Janet Lee

Got it. That’s fair. For loan growth, so it seems like the potential acquired portfolio runoffs from loans or deposits from the Stellar deal would not be material or meaningful. So in terms of 2026, I believe you were hoping for that low-single digits or low to mid-single digits kind of growth on balance sheet.

Is that the fair way to assume? Or I don’t want to put words in your mouth, but how should we be thinking about the overall trajectory there?

Kevin Hanigan

Yeah. I think that’s a good assumption. This is Kevin. Low-single digits is good. As you know, Stellar’s been growing faster than that, and we don’t see any reason that that would change. I think American Bank has been growing faster than that as well.

And we talk about the quality of the Stellar portfolio. I’d say the same about the American Bank portfolio. We talk about Stellar maybe being cleaner than us. I think American Bank was cleaner than us.

So in terms of the quality of the assets we’ve purchased here between American and Stellar, they are stellar.

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Peter Winter – Analyst, D.A. Davidson

Got it. And with the Stellar deal, what is the purchase accounting accretion, kind of the run rate? You gave it for the first quarter, Asylbek, but I’m just wondering what it is after Stellar.

Asylbek Osmonov

So the guidance that I provided on purchase accounting, payroll, loan income, that’s for American Bank and Texas Partners Bank. If you look at just Stellar, I think on the Page 16, we disclose what the loan marks and the OCI mark. So I think on the loan mark, we’re having about $31 million on loan marks that are pretax. And we have about $33 million net of tax and AOCI. So for our modelling purpose, we use sum-of-year digits calculation. So if you look at for the 2027, I think the mark accretion is about $30 million combined, $30 million, $31 million combined.

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Michael Rose – Analyst, Raymond James

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Anything to do once the deal is—either leading up to or once the deal is closed, just on the bond book? I know most of legacy Prosperity’s book is HTM, but Stellar’s is AFS. Just wanted to see if there’s an opportunity for a potential restructuring that may be not included in the pro formas here. Thanks.

David Zalman

It’s not. Everybody asks, why don’t you just do financial engineering, sell your deal, sell your portfolio. You can do the math on $10 billion. You make an extra 2 percent. Two percent a year is another $200 million in income a year. So you take your loss after-tax, 600, and you get it back in three years.

But I just, again, I just feel like that’s just financial engineering. We could do it. It would make us look good, make us look like, well, you do $200 million after-tax and see what we have extra in income between us. I mean, we’d be making a whole lot of money.

But again, I think that’s just financial engineering. And again, we’ve always said that we’re not trying to call rates one way or play the market. We’re just trying to be in every market and buy with a 3.8-year duration. And so sometimes it’ll be real good and sometimes it’ll be low, but I don’t see any change in that. And again, we will mark-to-market the portfolio from Stellar for sure.

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Michael Rose

Understood. And then maybe, just finally, if there’s any Stellar guys in the room, I think Paul was in there. I guess just given how robust the NII forecasts are versus where consensus is, I guess the question is, from your point of view, why sell now if the outlook is—or merge with Prosperity now if the outlook’s so good? Thanks.

Bob Franklin

Well, I think it’s rare to get the opportunity to find somebody that kind of looks like you and thinks about the world the same way that you do. We’ve always concentrated on a real quality deposit base. I think that’s what Prosperity’s always done. We’re really sensitive around the way we fund ourselves to get a high-quality deposit base, low cost of funds so that we can control that part of the deal. It’s hard to find people to partner with that look like that.

But I think the expanded balance sheet, the ability to continue to do—kind of where the momentum started back in the third quarter into the fourth quarter, and we can see it in the first quarter, started to have a real good momentum.

And because we look so similar and we do similar loans, similar types of deals, it’s not a heavy lift to understand that we could continue to do those kind of things. So we think we’re going to continue to drive that momentum. And we feel good about what the future looks like, certainly over the next 12 months, because I think we’re on a good path.

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Jared Shaw – Analyst, Barclays

Hey. Good afternoon. Maybe just going back to the original comment just about how your internal expectation for Stellar is better. When we look at their pipeline, David, do you feel like they’re able to get the pricing in terms that you said you’re not able to get in other markets?

And if so, would that cause you to reallocate more internal Prosperity resources to those markets to take advantage of that maybe disruption or relative difference between their markets and the rest of what you’re doing in the state?

David Zalman

I would like to tell you that it would be great. We’d just use their loan team and they’ll make higher-rate loans. But what usually happens is, banks that we join together, usually the return actually comes down, I mean, the net-interest margin. They’re getting—they’re probably … Theirs is, what is it, 4.2, you said? And ours is—

Asylbek Osmonov

Margin? Yes.

David Zalman

And ours is 3.5. So part of that margin is because they don’t have as big of a bond portfolio. So their margin is better because they have a better loan-to-deposit ratio, too. But even having said that, even as we start merging together, it seems like the pricing from the banks that join us comes down a little bit.

But I just think the number of people, though, that Stellar has on the ground—and even with American Bank, they had a loan production office here in the Houston market, too—together, we should really be able to inundate the market. This is such a big market. I mean, I don’t know that people realize how many people move in, what the GDP is of Texas; it’s really phenomenal.

So I think the opportunities are just unlimited, especially we get momentum, put our groups, put our guys together, guys and girls, I think the momentum is really going to be good for everybody.

And I think that they maybe even had it better than us where a lot of our payment or pay to lenders is maybe more discretionary. We do look at the actual production. They were more on a formula-driven deal. And so I think that helps them, too.

Every bank that we join with, we try to do the best, so we take the best from them and bring it to us. And so I think they should be able to help us with some of this stuff, too. And hopefully they won’t lower their rates that they’re charging, let’s say that.

Kevin Hanigan

David, let me, if I can, tag on to you on that. I’ll be real simple. I think the margin differential is threefold. And then Bob or somebody from Stellar could comment on whether they agree with this or not. But the obvious differences are we’ve got $10.5 billion in securities earning 2.17 percent. That’s a drag.

The second big item on our balance sheet that’s a drag is $8.3 billion of single-family mortgages that were originated in times where rates were pretty low. And that portfolio is a drag. So those are the two biggies.

But the one that doesn’t jump out at you all that we see and we saw throughout due diligence is on the loan side of the bank, the basic commercial lending side of the bank. Now forget single-family mortgages and some of the other stuff, just the basic commercial lending. They have a way more granular portfolio. And the granularity of that portfolio basically means it’s smaller deals for the most part. They still do some big deals, but if it’s just on average, smaller deals for the most part tend to get higher pricing.

So it’s those three factors that really drive their margin relative to ours. And I see ours improving as those low-rate assets run off. And I don’t see theirs really having to come down all that much. Bob, would you?

Bob Franklin

Yeah. I agree, Kevin. I mean, we do have a granular portfolio. I think there’s getting to be more and more balance to that over time. But it certainly started off that way when we combined the two banks together.

But pricing is competitive. We’re in Houston, Texas and the price is competitive. So no, one’s not going to be better pricing than the other. You guys are just as good at us as pricing loans, so.

But for the most part, it is granular and we do get a little bit higher pricing on the smaller stuff. So yeah. I would agree with that.

Jared Shaw

Okay. Thanks. And then just as a follow-up—

Bob Franklin

—which comes with cheap deposits. Yeah. Which is why you’re non-interest-bearing deposits are generally a bit higher than ours. So just a little additional inside baseball.

Jared Shaw

Great. Thanks. I guess just as a follow-up, what are some of the assumptions on customer retention, as this will be, I guess, an additional name change over the past few years for Stellar? What do you think the risk is of retention?

David Zalman

I’ll answer first. Or, Bob, you want to go first?

Bob Franklin

I’m just going to say, I mean, I think we’re doing a good job of retaining our guys. And I think that’s the big key, is to make sure that we keep our customer-facing folks out there that our customers see every day and not changing that, so.

David Zalman

Yeah. I mean, we entered into about 15 non-compete agreements and about 70 retention agreements. So I think the teams, the teams on board, it doesn’t mean you won’t lose somebody. I think for the most part, we’ll be able to retain the customers. And it’s not like another bank that’s coming out from another state that’s jumping in. They know who we are. We’ve advertised here. It’s not somebody that they’re not familiar with.

So I think the retention is good here. And again, they don’t have a lot of high-yield time deposits or something that’s going to run off like that. So I mean, this is really a great combination, guys. It’s truly, it’s a marriage made in heaven.

Bob Franklin

And the other piece, David, I think is the credit cultures are very similar.

David Zalman

Right.

Bob Franklin

We’ve always thought about the world the same way. And so I don’t think you see that drastic change that you do in some combinations where people say, oh, gosh, maybe this is too conservative or whatever they might think.

David Zalman

Well, you’re a lot like me. I mean, some of the guys, I mean, even analysts, they want to say, okay, you got to have double-digit loan growth, got to do this, got to have 6 percent, 10 percent every year. Well, and your deposits are growing 3 percent. What do you do when you run out of money?

So I think we have a lot of the same logic that we’re used to around the 80 percent loan-to-deposit ratio. Again, we bring in new deposits, we’ll make more, but we have a lot of liquidity. I think if there’s ever a run on our bank, for example, I think we have like $16 billion that we can draw in a minute. So we have a lot of liquidity. Y’all have a lot of liquidity.

So the combined earnings of these two banks, the liquidity of these two banks, they’re so similar. I think it’s a good deal.

…

Jon Arfstrom – Analyst, RBC Capital Markets

David, for you, just a couple on the numbers. What’s your level of confidence in the $7.34 estimate for 2027? I don’t think you have any revenue synergies in there, so it seems like it’s just cost saves. But consensus $6.80s, you talk about the accretion. How confident are you in the $7.34?

David Zalman

Cullen just handed me the $7.34, so if he’s wrong, we’ll shoot him.

We feel very confident. And I think we do have some triggers that, I think, that are above and beyond expenses. I mean, right now, they don’t charge NSFs, the charges. I’m not saying one way or another, we’ll go the other way. Their cost of money is a little bit higher than ours.

So we do have some other triggers, but I feel very confident in the $7.34. Once we get everything combined, I think that’s a really real number. And that’s why I can’t believe, trading where we’re trading, if we’re going to make $7.34. I mean, again, we should have a $95 to $100 price target, really. Even you, Jon.

Jon Arfstrom

I hear you.

David Zalman

—75 stuff or 78.

Cautionary Notes on Forward Looking Statements

This communication contains statements regarding the proposed transaction between Prosperity Bancshares, Inc. (“Prosperity”) and Stellar Bancorp, Inc. (“Stellar”); future financial and operating results; benefits and synergies of the proposed transaction; future opportunities for Prosperity; the issuance of common stock of Prosperity contemplated by the Agreement and Plan of Merger by and between Prosperity and Stellar (the “Merger Agreement”); the expected filing by Prosperity with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of Prosperity and a proxy statement of Stellar to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about Prosperity, Stellar and their respective subsidiaries or related to the proposed transaction between Prosperity and Stellar and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

These forward-looking statements may include information about Prosperity’s and Stellar’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and Prosperity’s and Stellar’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Prosperity’s and Stellar’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Prosperity’s and Stellar’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s and Stellar’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of the proposed transaction, and statements about the assumptions underlying any such statement.

These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions Prosperity and Stellar currently believe to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of the control of Prosperity and Stellar, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of Prosperity, Stellar or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward-looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Prosperity’s and Stellar’s businesses as a result of the announcements and pendency of the proposed transaction, (3) the risk that the integration of Stellar’s businesses and operations into Prosperity will be materially delayed or will be more costly or difficult than expected, or that Prosperity is otherwise unable to successfully integrate Stellar’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of Stellar, (5) the ability by Prosperity and/or Stellar to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect Prosperity after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed transaction, (7) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuances of additional shares of Prosperity’s common stock in the proposed transaction, (9) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Prosperity before or after the proposed transaction, or against Stellar, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of Prosperity and Stellar. Prosperity and Stellar disclaim any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other risks, uncertainties, assumptions, and factors are discussed in the Annual Reports on Form 10-K for the year ended December 31, 2024, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, filed by Prosperity or Stellar and in other filings made by Prosperity and Stellar with the SEC from time to time.

Additional Information about the Transaction and Where to Find It

Prosperity intends to file with the SEC the Registration Statement on Form S-4 to register the shares of Prosperity common stock to be issued to the shareholders of Stellar in connection with the proposed transaction. The Registration Statement will include the Proxy Statement/Prospectus which will be sent to the shareholders of Stellar in connection with the proposed transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that may be filed by Prosperity or Stellar with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents that are filed with the SEC by Prosperity or Stellar, as applicable, free of charge from the SEC’s website at https://www.sec.gov or through the investor relations section of Prosperity’s website at https://www.prosperitybankusa.com/investor-relations/ or Stellar’s website at https://ir.stellar.bank.

Participants in the Solicitation

Prosperity, Stellar and certain of their directors and executive officers and other employees may be deemed to be participants in the solicitation of proxies from Stellar’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Prosperity and their ownership of Prosperity common stock is contained in the definitive proxy statement for Prosperity’s 2025 annual meeting of shareholders (the “Prosperity Annual Meeting Proxy Statement”), which was filed with the SEC on March 13, 2025, including under the headings “Item 1. Election of Directors,” “Corporate Governance,” “Executive Compensation and Other Matters,” “Item 3. Advisory Vote on Executive Compensation,” and “Beneficial Ownership of Common Stock by Management of the Company and Principal Shareholders.” Information about the directors and executive officers of Stellar and their ownership of Stellar common stock is contained in the definitive proxy statement for Stellar’s 2025 annual meeting of shareholders (the “Stellar Annual Meeting Proxy Statement”), which was filed with the SEC on April 10, 2025, including under the headings “Proposal 1: Election of Directors,” “Certain Corporate Governance Matters,” “Executive Compensation and Other Matters,” “Executive Compensation Payments and Awards,” “Proposal 4: Advisory Vote on the Compensation of the Company’s Named Executive Officers (“Say-on-Pay Resolution”),” and “Beneficial Ownership of the Company’s Common Stock by Management and Principal Shareholders of the Company.” Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Stellar in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. To the extent holdings of securities by potential participants (or the identity of such participants) have changed since the information printed in the Prosperity Annual Meeting Proxy Statement or the Stellar Annual Meeting Proxy Statement, such information has been or will be reflected on Statements of Change in Ownership on Forms 3 and 4 filed with the SEC, as applicable. Free copies of the Proxy Statement/Prospectus relating to the proposed transaction and free copies of the other SEC filings to which reference is made in this paragraph may be obtained from the SEC’s website at https://www.sec.gov or through the investor relations section of Prosperity’s website at https://www.prosperitybankusa.com/investor-relations/ or Stellar’s website at https://ir.stellar.bank.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.